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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
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                                  SCHEDULE 13G
                                 (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2


                        (Amendment No.              )(1)
                                       -------------

                              ASIACONTENT.COM, LTD.
           -----------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                    G05354108
           -----------------------------------------------------------
                                 (CUSIP Number)


                                  June 13, 2002
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1 (b)

                              [X]   Rule 13d-1 (c)

                              [ ]   Rule 13d-1 (d)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                        Forms
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------------------------                               -------------------------
 CUSIP NO. G05354108                 13G                   Page 2 of 5 Pages
          -----------                                          ---  ---
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1.       NAME OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         KEMTEK SDN BHD
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]

                                                                       (b)  [ ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         MALAYSIA
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NUMBER OF SHARES         5.   SOLE VOTING POWER                399,223
BENEFICIALLY OWNED       -------------------------------------------------------
BY EACH REPORTING        6.   SHARED VOTING POWER                    0
PERSON WITH              -------------------------------------------------------
                         7.   SOLE DISPOSITIVE POWER           399,223
                         -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER               0
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         399,223
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.79%
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12.      TYPE OF REPORTING PERSON*
         CO
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!
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                                                                     PAGE 3 OF 5


ITEM 1(a). NAME OF ISSUER

           Asiacontent.com, Ltd.

ITEM 1(b). ADDRESS OF ISSUERS' PRINCIPAL EXECUTIVE OFFICES

           18F CEF Life Tower
           248 Queen's Road East
           Wanchai, Hong Kong
           PEOPLE'S REPUBLIC OF CHINA

ITEM 2(a). NAME OF PERSON FILING

           Kemtek Sdn Bhd

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE

           13D Jalan Petaling Utama 7
           Off Jalan Klang Lamu
           Batu 7
           46000 Petaling Jaya
           Selangor Darul Ehsan
           MALAYSIA

ITEM 2(c). CITIZENSHIP

           Malaysia

ITEM 2(d). TITLE OF CLASS OF SECURITIES

           CLASS A COMMON STOCK

ITEM 2(e). CUSIP NUMBER

           G05354108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-I (b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A

           N.A.
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                                                                     PAGE 4 OF 5

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 399,223
(b)  Percentage of class: 5.79%
(c)  Number of shares as to which such person has:
     (i)   Sole power to vote or direct the vote: 399,223
     (ii)  Shared power to vote or direct the vote: 0
     (iii) Sole power to dispose or to direct the disposition of: 399,223
     (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N.A.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N.A.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N.A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N.A.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                                     PAGE 5 OF 5


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    KEMTEK SDN BHD

     July 19, 2002                                  /s/ Ramlee Karim
--------------------------                          ----------------
         Date                                       Dr. Ramlee Karim
                                                    Director